UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-9047
A. Full title of the Plan:
The Rockland Trust Company Employee Savings,
Profit Sharing, and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant
to the Plan and the
address of its principal office:
Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover Massachusetts
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370
As filed on June 24, 2011

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(With Report of Independent Registered Public Accounting Firm)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 13

Supplemental Schedule*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14 - 15

Signatures	16

Exhibit Index

EX-23.1 Consent of Ernst & Young LLP
EX-23.2 Consent of Caturano and Company, Inc.

*	Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm
To the Rockland Trust Company Retirement Committee:
We have audited the accompanying statement of net assets available for benefits of the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan for the year ended December 31, 2009, were audited by other auditors whose report dated June 29, 2010, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 23, 2011

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets:
Investments, at fair value:
Mutual funds	$36,649,529	$28,738,333
Collective investment trusts	12,190,600	10,990,533
Independent Bank Corp. common stock	8,042,980	6,471,307
Personal access fund	434,458	325,832

Total investments, at fair value:	57,317,567	46,526,005

Notes receivable from participants	2,073,287	1,898,463

Net assets available for benefits, at fair value	59,390,854	48,424,468

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(180,451)	(30,551)

Net assets available for benefits	$59,210,403	$48,393,917

See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Additions:

Investment income:
Net appreciation in fair value of investments	$5,977,341
Interest and dividends	1,056,616

7,033,957

Contributions:
Participant	3,922,171
Employer	3,214,045

7,136,216
Other income	79,162

Total additions	14,249,335

Deductions:
Benefit payments	4,812,030
Administrative expenses	18,206

Total deductions	4,830,236

Net increase prior to transfer of assets related to merger	9,419,099
Transfer of assets from another qualified contribution plan	1,397,387

Net increase	10,816,486

Net assets available for benefits:
Beginning of year	48,393,917

End of year	$59,210,403

See accompanying notes.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(1)	Description of the Plan

The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all eligible employees of the Company. Full-time and part-time employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, which is defined as 1,000 hours of service in the first twelve consecutive months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre-tax basis and up to an additional 10% of their compensation on an after-tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.

For the year ended December 31, 2010, the IRS contribution limit was $16,500 with a $5,500 catch-up provision for participants age 50 or above.

The Plan provides for automatic enrollment. All employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.

Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers nineteen mutual funds, two collective investment trusts and a personal access fund, which is an investment option that enables participants to set up their own brokerage account through State Street Global Markets, with all related brokerage fees incurred by the participant. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Company, as an investment option for the participants.

Under the Plan, the Company will contribute the following:
1)	Matching contributions equal to 25% of the amount of the salary (less any catch up contributions) the employee elected to defer, up to the first 6% of the employee’s eligible compensation. Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
2)	Qualified non-elective contributions for each participant, up to the Social Security qualified plan limits, equal to 5% of compensation. Company qualified non-elective contributions to the Plan are made each pay period, therefore, a participant must be actively employed during that pay period in order to share in the qualified non-elective contribution.

3)	Supplemental non-elective contributions equal to 5% of the amount by which an employee’s eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2010 the Social Security wage base is $106,800. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed during that pay period in order to share in the supplemental non-elective contribution.

4)	Discretionary contributions for employees that are actively employed on the last day of the Plan year, however, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2010 and 2009.
(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. The Company’s contribution portion of their accounts plus actual earnings thereon, which are received after meeting certain eligibility requirements are also immediately vested.

(e)	Loans to Participants

Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the excess, if any, of the highest outstanding loan balance in the previous 12 months over the current outstanding loan balance) or 50% of the participants’ vested account balance, whichever is less. No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant’s account and bear interest at rates that range from 3.25% to 9.25%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(f)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee’s assumed life expectancy. However, if the employee’s vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the Internal Revenue Service if timely notice is not received from the employee).

At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable U.S. treasury regulations, a participant may withdraw some or all of their vested balances subject to applicable penalties.

Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. Stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. Stock will be in the form of cash, Independent Bank Corp. stock, or both, at the participant’s discretion.

(g)	Dividend Reinvestment and Voting Rights

Dividends paid on investments in Independent Bank Corp. stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash not later than 90 days after the close of the Plan year in which paid, or may be reinvested in Independent Bank Corp. stock. Dividends reinvested may participate in the dividend reinvestment plan which allows for a 5% discount of dividends reinvested in Independent Bank Corp. stock.

Participants (or beneficiaries), as holders of Independent Bank Corp. stock, will direct DWS Scudder, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. stock held as part of the Plan assets.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, no further contributions will be made to the Plan and all amounts credited to participants’ accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

DWS Stable Value Fund invests in fully benefit responsive contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions, plus earnings, less participant withdrawals and administration expenses.

Purchases and sales of securities are recorded on a tradedate basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s realized gains or losses on investments sold, as well as investments held during the year.

(d)	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009.

(e)	Benefits Paid

Benefits are recorded upon distribution.

(f)	Refundable Contributions

At December 31, 2010 and 2009, $18,696 and $7,243, respectively, of contributions made in excess of amounts allowed by the Internal Revenue Service were refunded by the Plan to certain participants after the end of the Plan year.

(g)	Administration Expenses

The Company pays all expenses of the Plan at the option of the Company. In addition, loan issue and loan maintenance fees are paid by the specific participant and reflected in the Plan’s Statement of Changes in Net Assets Available for Benefits.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(h)	New Accounting Pronouncements

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962), which requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This update is effective for fiscal years ending after December 15, 2010. The adoption of this update did not have a material impact to the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820), which generally represents clarifications of Topic 820, but also includes some instances where a particular principle or requirement for measuring fair value of disclosing information about fair value measurements has changed. The amendments in this update are to be applied prospectively and are effective during interim and annual periods beginning after December 31, 2011. The adoption of this update is not expected to have a material impact to the Plan’s financial statements.
(3)	Investments

The following table presents investments in the accompanying Statements of Net Assets Available for Benefits for which the fair value exceeded 5% of the Plan’s net assets as of December 31, 2010 and 2009:

	Fair Value
Description of Investment	2010	2009

Independent Bank Corp. common stock	$8,042,980	$6,471,307
DWS Stable Value Fund (contract value — $6,580,335 and $6,387,822, respectively)	6,760,786	6,418,373
DWS Stock Index Fund	5,429,814	4,572,160
Janus Balanced Fund	5,299,263	4,089,577
DWS Balanced Fund	4,168,661	3,656,792
Neuberger Berman Genesis Trust	3,646,982	3,109,278
DWS Large Cap Value Fund	3,612,112	2,858,486
Janus Research Fund	3,588,949	2,728,739
DWS Large Company Growth Fund	3,571,397	2,645,952
Templeton Foreign Fund — A	3,231,516	2,664,312
Janus Twenty Fund	2,906,528	2,482,898

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
During 2010, the Plan’s investments appreciated in fair value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Investments at Fair Value as Determined by Quoted Market Price:
Mutual funds	$3,329,734
Common stock	1,897,648
Personal access fund	39,686

Net appreciation	$5,267,068

Investments at Estimated Fair Value:
Collective investment trusts — DWS Stock Index fund	$710,273

Net change in fair value	$5,977,341

(4) Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
     Valuation Techniques
     Mutual Funds
These investments are public investment vehicles using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
     Collective Investment Trusts
Investments in a collective investment trust is valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practicing expedient for fair value. The NAV is provided by the investment manager of the trust.
     Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.
     Personal Access Fund
The personal access fund is comprised of investments in mutual funds, common stocks, and cash and cash equivalents. The underlying investments of the personal access funds are grouped with their similar investment types in the table below.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2010 and 2009:

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Balance	(Level 1)	(Level 2)	(Level 3)
As of December 31, 2010

Mutual Funds
Balance Funds	$9,502,290	$9,502,290	$—	$—
Growth Funds	23,019,211	23,019,211	—	—
Fixed Income Funds	4,249,680	4,249,680	—	—
Other Funds	153,148	153,148	—	—
Collective Investment Trusts	12,190,600	—	12,190,600	—
Common Stocks	8,121,417	8,121,417	—	—
Cash and cash equivalents	81,221	81,221	—	—

	$57,317,567	$45,126,967	$12,190,600	$—

Description
As of December 31, 2009

Mutual Funds
Balance Funds	$7,776,626	$7,776,626	$—	$—
Growth Funds	17,735,739	17,735,739	—	—
Fixed Income Funds	3,321,594	3,321,594	—	—
Other Funds	101,333	101,333	—	—
Collective Investment Trusts	10,990,533	—	10,990,533	—
Common Stocks	6,544,488	6,544,488	—	—
Cash and cash equivalents	55,692	55,692	—	—

	$46,526,005	$35,535,472	$10,990,533	$—

The Plan has no assets that are measured on a non-recurring basis as of December 31, 2010 and 2009.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(5) Related-Party and Parties-in-Interest Transactions
Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company qualify as related party transactions. Certain collective investment trusts and mutual funds managed by DWS Scudder, the Plan trustee as defined by the Plan, qualify as party-in-interest transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.
(6) Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 16, 2006, stating that the Plan is qualified under Section 401(a) of the IRC and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
(7) Risks and Uncertainties
The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(8) Plan Merger and Amendment
Effective March 1, 2010, the Plan was amended for the merger of the Slades Ferry Bancorp. 401(k) Retirement Plan, another qualified defined contribution plan sponsored by the Company, into the Plan. Balances of $1,397,387 were transferred into the Plan.

Rockland Trust Company Employee Savings, profit Sharing and Stock Ownership
Notes to Financial Statements
As of December 31, 2010 and 2009 and Year Ended December 31, 2010
(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the audited financial statements	$59,210,403	$48,393,917
Less: Deemed Distributed Loans (1)	25,614	50,070

Total assets per the Form 5500, Schedule H, Part 1 (line 1(f))	$59,184,789	$48,343,847

The following is a reconciliation of benefits paid to participants per the audited financial statements to the Form 5500:

2010
Benefits paid to participants per the audited financial statements	$4,812,030
Less: Payments of Deemed Distributed Loans including interest (1)	(32,261)
Add: Deemed Distributed Loans from 2010 (1)	7,805

Benefits paid to participants per the Form 5500	$4,787,574

(1)	In the financial statements of the Plan, delinquent loans are treated as on-going loans. However, for Form 5500 reporting purposes delinquent loans are removed from plan assets and reported as a benefit paid to a participant.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2010

	Description of Investment
	Including Maturity Date,
	Rate of Interest, Collateral,
Identity of Issue, Borrower, or Similar Party	Par or Maturity Value	Current Value
Janus Balanced Fund	Mutual Fund	$5,299,263
* DWS Balanced Fund	Mutual Fund	4,168,661
Neuberger Berman Genesis Trust Fund	Mutual Fund	3,646,982
* DWS Large Cap Value Fund	Mutual Fund	3,612,112
Janus Research Fund	Mutual Fund	3,588,949
* DWS Large Company Growth Fund	Mutual Fund	3,571,397
Templeton Foreign Fund — A	Mutual Fund	3,231,516
Janus Twenty Fund	Mutual Fund	2,906,528
Federated Total Return Bond	Mutual Fund	2,828,531
* DWS Dreman Mid Cap Value Fund	Mutual Fund	691,143
Neuberger Berman International — Trust Fund	Mutual Fund	593,186
* DWS Emerging Markets Equity Fund	Mutual Fund	488,346
* DWS Short Duration Plus Fund	Mutual Fund	388,313
T. Rowe Price International Bond	Mutual Fund	371,649
Credit Suisse Commodity Return Strategy Fund	Mutual Fund	342,585
* DWS Inflation Protected Plus Fund	Mutual Fund	280,400
MFS High Yield Opportunities Fund	Mutual Fund	252,987
* DWS RREEF Global Real Estate Securities Fund	Mutual Fund	233,834
Hartford Floating Rate	Mutual Fund	153,147

		36,649,529

* DWS Stable Value Fund	Collective Investment Trusts	6,580,335
* DWS Stock Index Fund	Collective Investment Trusts	5,429,814

		12,010,149

* Independent Bank Corp.	Common Stock	8,042,980
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2010

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower, or Similar Party	Rate of Interest,	Current Value

Personal Access Fund
SSGA Money Market Fund	Cash and Cash Equivalents	81,221

Microsoft Corp	Common Stock	29,179
General Electric Co.	Common Stock	19,562
* Independent Bank Corp.	Common Stock	14,562
Pfizer Inc.	Common Stock	11,136
Diamond Offshore Drilling	Common Stock	3,998

Fidelity Contrafund	Mutual Funds	41,092
FMI Large Cap Fund	Mutual Funds	31,606
Third Avenue Value	Mutual Funds	28,418
Harbor Bond	Mutual Funds	22,353
American Century Government Bond	Mutual Funds	21,799
Federated Income Trust Institutional	Mutual Funds	21,776
American Century Ginnie Mae	Mutual Funds	21,763
Harbor High Yield Bond	Mutual Funds	20,986
Baron Small Cap	Mutual Funds	20,780
Pimco Foreign Bond Fund	Mutual Funds	19,123
Columbia Acorn USA Class Z	Mutual Funds	7,258
Lord Abbett Mid Cap Value Class A	Mutual Funds	6,262
Dodge & Cox Balance	Mutual Funds	5,948
American AMCAP Class A	Mutual Funds	5,636

		434,458

* Loans to participants	Interest rates 3.25% to 9.25%	2,073,287

Total investments held at December 31, 2010		$59,210,403

*	Represents a party-in-interest.
Note: Investments are participant directed; therefore, cost information in not required.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (Name of Plan)
Date: June 24, 2011	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer Independent Bank Corp.